EXHIBIT  5
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                   OPINION OF LINDHORST & DREIDAME CO., L.P.A.


October 13, 2005


Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky 41048

Gentlemen:

     Reference is made to your Registration Statement on Form S-8 filed with the Securities and Exchange Commission with respect to the 2002 Amended and Restated Stock Incentive Plan (the "2002 Stock Incentive Plan") and the 2002 Outside Directors' Stock Option Plan (the "2002 Outside Directors' Plan" and, together with the 2002 Stock Incentive Plan, the "Plans") and the potential sale of certain authorized but unissued common shares, par value $.01, reserved for issuance under the Plans by Pomeroy IT Solutions, Inc. (the "Company"). We have examined the proceedings taken to organize the Company, its Certificate of Incorporation, its By-laws, the Proceedings of its Directors and Shareholders and the applicable provisions of the corporation laws of the State of Delaware under which the Company was incorporated and such other documents as we have deemed necessary to render this Opinion.

     Based upon the foregoing, we are of the opinion that:

     1. The Company is a corporation duly organized and in good standing under the laws of the State of Delaware, having an authorized capital stock of twenty million (20,000,000) common shares, par value $.01 and two million (2,000,000) preferred shares, par value $.01.

     2. The Company has reserved for issuance under the 2002 Amended and Restated Stock Incentive Plan 4,410,905 common shares, par value $.01. The Company has reserved for issuance under the 2002 Amended and Restated Outside Directors' Plan 281,356 common shares, par value $.01. Upon proper exercise of any rights granted under the Plans, such shares, when issued, will be validly issued and outstanding, fully paid and non-assessable.

     3. The Company has full right, power and authority to issue and deliver the common shares issuable upon exercise of all rights under the Plans.

     4. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8.

     5. This opinion letter is limited to the opinions expressly stated herein. We are opining on the matters herein under the laws of the State of Delaware. This opinion is given as of the date hereof, and we expressly decline any undertaking to revise or update the opinion subsequent to the date hereof or to advise you of any matter arising subsequent to the date hereof, which would cause us to modify the opinion, in whole or in part. The opinion has been given solely for the benefit of the Company and no person or entity shall be entitled to rely hereon without the express written consent of this firm. In addition, without first obtaining the express written consent of this firm, the Company shall not furnish this letter, or any copy or extract hereof, to any other person, or entity, except as otherwise set forth herein.

                                   Very truly yours,

                                   /s/ Lindhorst & Dreidame Co, LPA
                                   --------------------------------
                                   LINDHORST & DREIDAME


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